SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Redback Networks Inc.

(Name of Subject Company (Issuer))

Maxwell Acquisition Corporation

Telefonaktiebolaget LM Ericsson (publ)

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per Share

(Titles of Classes of Securities)

757209507

(CUSIP Number of Class of Securities)

Carl Olof Blomqvist

Senior Vice President, General Counsel and-Head of Group Function Legal Affairs

Telefonaktiebolaget LM Ericsson (publ)

SE-164 83

Stockholm, Sweden

Tel: +46 8 719 00 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

John M. Newell

Latham & Watkins LLP

505 Montgomery St., Suite 2000

San Francisco, CA. 94111-2562

Tel: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,075,616,00	$222,091

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,024,644 shares of common stock, par value $0.0001 per share, of Redback, including the associated preferred share purchase rights, at a purchase price of $25.00 per share. Such number of shares consists of (i) 69,908,406 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Redback shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $222,091	Filing Party: Telefonaktiebolaget LM Ericsson (publ)
Form or Registration No. Schedule TO-T	Date Filed: December 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, by Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares”), of Redback Networks Inc., a Delaware corporation (“Redback”), at a purchase price of $25.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following to the end thereof:

“On December 27, 2006, Ericsson issued a press release announcing that Maxwell had commenced the Offer. A copy of the press release is filed as Exhibit (a)(1)(I) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(I) Press Release issued by Ericsson on December 27, 2006.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL ACQUISITION CORPORATION

By:	/s/ JOHN MOORE
Name:	John Moore
Title:	Secretary and Treasurer

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Name:	Carl Olof Blomqvist
Title:	Senior Vice President, General Counsel

By:	/s/ LARS MOLANDER
Name:	Lars Molander
Title:	Head of Group Function—Taxes

Date: December 27, 2006

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of December 22, 2006.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Ericsson on December 19, 2006 (incorporated by reference to the Schedule TO-C filed by Ericsson with the SEC on December 20, 2006).

(a)(1)(H)	Summary Advertisement published on December 22, 2006.*

(a)(1)(I)	Press Release issued by Ericsson on December 27, 2006.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2006, among Ericsson, the Purchaser and Redback (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Redback with the SEC on December 20, 2006.).

(d)(2)	Tender and Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser, TCV IV, L.P. and TCV IV Strategic Partners, L.P.*

(d)(3)	Stockholder Support Agreement, dated as of December 19, 2006, among Ericsson, the Purchaser and Kevin DeNuccio.*

(d)(4)	Non-Tender Agreement, dated as of December 19, 2006, among Ericsson, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

(d)(5)	Confidentiality Agreement, dated as of December 11, 2006, by and between Redback and Ericsson.*

(d)(6)	Letter Agreement dated as of December 19, 2006, among Ericsson, Kevin DeNuccio, Ebrahim Abbasi, George Antoun, Thomas L. Cronan, III, Rod. Couvrey, Scott Marshall, Stephen Tam and Simon Zarrin.*

*	Previously filed with the Statement on December 22, 2006.